SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G*
                                 (Rule 13d-102)



             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                        PRIMUS KNOWLEDGE SOLUTIONS, INC.
                                (Name of Issuer)

                         COMMON STOCK, $0.0001 PAR VALUE
                         (Title of Class of Securities)

                                    74163Q10
                                 (CUSIP Number)

                                 APRIL 20, 2004
             (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:

     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)











                             (Page 1 of 10 Pages)
----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------------------------------------------------------
CUSIP No. 74163Q10                  13G                   Page 2 of 10 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. 37-1444083
            OF ABOVE PERSONS (ENTITIES ONLY)
            DIKER GP, LLC
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                               Delaware
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                               -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                               2,486,113
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                               -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                               2,486,113
-----------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                               2,486,113
-----------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                               10.4%
-----------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
                                               OO*
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

*The Reporting Person, as defined below, is affiliated with a Registered Investment Adviser but has elected to file Schedule 13G as of this date nonetheless. As an affiliate of a Registered Investment Adviser, the Reporting Person disclaims all beneficial ownership of these shares.

CUSIP No. 74163Q10                   13G                  Page 3 of 10 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. 04-3616914
            OF ABOVE PERSONS (ENTITIES ONLY)
            DIKER MANAGEMENT, LLC
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                               DELAWARE
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                               -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                               2,624,463
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                               -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                               2,624,463
-----------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                               2,624,463
-----------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                               11.0%
-----------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
                                               IA*
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

*The Reporting Person, as defined below, is a Registered Investment Adviser but has elected to file Schedule 13G as of this date nonetheless. As a Registered Investment Adviser, the Reporting Person disclaims all beneficial ownership of these shares.

CUSIP No. 74163Q10                  13G                   Page 4 of 10 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. ###-##-####
            OF ABOVE PERSONS (ENTITIES ONLY)
            CHARLES M. DIKER
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                               UNITED STATES
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                               -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                               2,624,463
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                               -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                               2,624,463
-----------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                               2,624,463
-----------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                               11.0%
-----------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
                                               IN*
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

*The Reporting Person, as defined below, is affiliated with a Registered Investment Adviser but has elected to file Schedule 13G as of this date nonetheless. As an affiliate of a Registered Investment Adviser, the Reporting Person disclaims all beneficial ownership of these shares.

CUSIP No. 74163Q10                 13G                    Page 5 of 10 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. ###-##-####
            OF ABOVE PERSONS (ENTITIES ONLY)
            MARK N. DIKER
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                               UNITED STATES
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                               -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                               2,624,463
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                               -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                               2,624,463
-----------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                               2,624,463
-----------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                               11.0%
-----------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
                                               IN*
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

*The Reporting Person, as defined below, is affiliated with a Registered Investment Adviser but has elected to file Schedule 13G as of this date nonetheless. As an affiliate of a Registered Investment Adviser, the Reporting Person disclaims all beneficial ownership of these shares.

CUSIP No. 74163Q10                  13G                    Page 6 of 10 Pages


Item 1(a).     Name of Issuer:

     The name of the issuer is PRIMUS KNOWLEDGE SOLUTIONS, INC. (the "Company").

Item 1(b).     Address of Issuer's Principal Executive Offices:

     The Company's principal executive offices are located at 1601 FIFTH AVENUE, SUITE 1900, SEATTLE, WA 98101

Item 2(a).     Name of Person Filing:

     This statement is filed by:

          (i) DIKER GP, LLC, a Delaware limited liability company ("DIKER GP"), as the general partner to the Delaware limited partnerships the Diker Value-Tech Fund, LP (the "Partnership"), the Diker Value-Tech QP Fund, LP (the "QP Partnership"), the Diker Micro & Small Cap Fund, LP ("Micro") and the Diker M&S Cap Master Fund, Ltd. ("M&S") with respect to the Stock directly owned by each of the Partnership, the QP Partnership, Micro and M&S (collectively, the "Diker Funds");

         (ii) DIKER MANAGEMENT, LLC, a Delaware limited liability company ("DIKER MANAGEMENT"), as the investment manager of the Diker Funds and as the investment adviser of separately managed accounts (the "Managed Accounts"), with respect to the shares of Common Stock held by the Diker Funds and the Managed Accounts;

        (iii) CHARLES M. DIKER, a citizen of the United States, and the managing member of each of Diker GP and Diker Management, with respect to the shares of Common Stock subject to the control of Diker GP and Diker Management; and

          (iv) MARK N. DIKER, a citizen of the United States, and the managing member of each of Diker GP and Diker Management, with respect to the shares of Common Stock subject to the control of Diker GP and Diker Management.

              The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

CUSIP No. 74163Q10                13G                     Page 7 of 10 Pages


Item 2(b).     Address of Principal Business Office or, if None, Residence:

     The address of the business office of each of the Reporting Persons is 745 FIFTH AVENUE, SUITE 1409, NEW YORK, NEW YORK 10151.

Item 2(c).     Citizenship:

     EACH OF DIKER GP AND DIKER MANAGEMENT IS A DELAWARE LIMITED LIABILITY COMPANY. EACH OF CHARLES M. DIKER AND MARK N. DIKER IS A UNITED STATES CITIZEN.

Item 2(d).     Title of Class of Securities:

     COMMON STOCK, $0.0001 PAR VALUE (THE "COMMON STOCK").

Item 2(e).  CUSIP Number:

     74163Q10

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:

          (a) [ ]    Broker or dealer registered under Section 15 of the Act,

          (b) [ ]    Bank as defined in Section 3(a)(6) of the Act,

          (c) [ ]    Insurance Company as defined in Section 3(a)(19) of the
                     Act,

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

          (e) [ ]    Investment Adviser in accordance with
                     Rule 13d-1(b)(1)(ii)(E),

          (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

          (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

          (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

          (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

          (j) [ ]    Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


     IF THIS STATEMENT IS FILED PURSUANT TO 13D-1(C), CHECK THIS BOX: [X]

CUSIP No. 74163Q10                    13G                   Page 8 of 10 Pages

Item 4.   Ownership.

         A. DIKER GP, LLC
              (a) Amount beneficially owned: 2,486,113
              (b) Percent of class: 10.4% The percentages used herein and in the rest of Item 4 are calculated based upon the 23,853,519 issued and outstanding as of AUGUST 3, 2004 as reported on the Company's 10-Q filed Quarterly on AUGUST 6, 2004.
              (c)(i) Sole power to vote or direct the vote: -0-
                (ii) Shared power to vote or direct the vote: 2,486,113
               (iii) Sole power to dispose or direct the disposition: -0-
                (iv) Shared power to dispose or direct the
                     disposition: 2,486,113

         B. DIKER MANAGEMENT, LLC
              (a) Amount beneficially owned: 2,624,463
              (b) Percent of class: 11.0%
              (c)(i) Sole power to vote or direct the vote: -0-
                (ii) Shared power to vote or direct the vote: 2,624,463
               (iii) Sole power to dispose or direct the disposition: -0-
                (iv) Shared power to dispose or direct the
                     disposition: 2,624,463

         C. CHARLES M. DIKER
              (a) Amount beneficially owned: 2,624,463
              (b) Percent of class: 11.0%
              (c)(i) Sole power to vote or direct the vote: -0-
                (ii) Shared power to vote or direct the vote: 2,624,463
               (iii) Sole power to dispose or direct the disposition: -0-
                (iv) Shared power to dispose or direct the
                     disposition: 2,624,463

         D. MARK N. DIKER
              (a) Amount beneficially owned: 2,624,463
              (b) Percent of class: 11.0%
              (c)(i) Sole power to vote or direct the vote: -0-
                (ii) Shared power to vote or direct the vote: 2,624,463
               (iii) Sole power to dispose or direct the disposition: -0-
                (iv) Shared power to dispose or direct the
                     disposition: 2,624,463

CUSIP No. 74163Q10                  13G                    Page 9 of 10 Pages


Item 5.     Ownership of Five Percent or Less of a Class.

     Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

     As the sole general partner of the Diker Funds and other investment funds, Diker GP, has the power to vote and dispose of the shares of the Common Stock owned by the Diker Funds other than M&S in which it is an investor and, accordingly, may be deemed the beneficial owner of such shares. Pursuant to investment advisory agreements, Diker Management serves as the investment manager of the Managed Accounts and investment manager of the Diker Funds. Accordingly, Diker Management may be deemed the beneficial owner of shares held by the Diker Funds and Managed Accounts. Charles M. Diker and Mark N. Diker are the managing members of each of Diker GP and Diker Management, and in that capacity direct their operations. Therefore, Charles M. Diker and Mark N. Diker may be beneficial owners of shares beneficially owned by Diker GP and Diker Management. The Reporting Persons disclaim all beneficial ownership, however, as affiliates of a Registered Investment Adviser. The Reporting Persons have elected to file Schedule 13G at this time nonetheless.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.

Item 8.  Identification and Classification of Members of the Group.

     See Item 2.

Item 9.  Notice of Dissolution of Group.

     Not applicable.

Item 10.  Certification.

     Each of the Reporting Persons hereby makes the following certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 74163Q10              13G                Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  OCTOBER 7, 2004

                                   DIKER GP, LLC



                                   /s/ MARK N. DIKER
                                   ---------------------------------------
                                   NAME: MARK N. DIKER
                                   TITLE: MANAGING MEMBER




                                   DIKER MANAGEMENT, LLC



                                   /s/ MARK N. DIKER
                                   ---------------------------------------
                                   NAME: MARK N. DIKER
                                   TITLE: MANAGING MEMBER




                                   CHARLES M. DIKER,  INDIVIDUALLY



                                   /s/ CHARLES M. DIKER
                                   ---------------------------------------
                                   NAME: CHARLES M. DIKER




                                   MARK N. DIKER,  INDIVIDUALLY



                                   /s/ MARK N. DIKER
                                   ---------------------------------------
                                   NAME: MARK N. DIKER